Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Singapore Super Hi Dining Pte. Ltd.	Singapore
Hai Di Lao Vietnam Co., Ltd.	Vietnam
Singapore Hai Di Lao Dining Pte. Ltd.	Singapore
Haidilao International Treasury Pte. Ltd.	Singapore
HAI DI LAO MALAYSIA SDN. BHD.	Malaysia
HDL Management USA Corporation	USA